ING USA Annuity and Life Insurance Company
1475 Dunwoody Drive
West Chester, Pennsylvania 19380-1478

November 12, 2013

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Notice of Disclosure Filed in Exchange Act Quarterly Report Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that ING USA Annuity and Life Insurance Company has made disclosure pursuant to such provision in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013, which was filed with the U.S. Securities and Exchange Commission on November 12, 2013. This disclosure can be found under Part II., Item 5 — Other Information.

Very Truly Yours,

ING USA Annuity and Life Insurance Company

By: /s/	Megan Huddleston
Name:	Megan Huddleston
Title:	Secretary